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                 April 28, 2023

       Khachatur Mkrtchyan
       Chief Executive Officer
       LEGEND SPICES, INC.
       14 Kajaznuni Street, Apt. 70
       Yerevan 0070 Armenia

                                                        Re: LEGEND SPICES, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed April 10,
2023
                                                            File No. 333-271201

       Dear Khachatur Mkrtchyan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Khachatur Mkrtchyan
FirstName   LastNameKhachatur Mkrtchyan
LEGEND SPICES,      INC.
Comapany
April       NameLEGEND SPICES, INC.
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
Registration Statement on Form S-1 Submitted April 10, 2023

Cover Page

1. Please revise the first paragraph to specify the date when this best-efforts offering will end. Refer to Item 501(b)(8) of Regulation S-K.
Risk Factors
Our business is subject to risks associated with sourcing and manufacturing in Armenia., page 12

2. We note that you rely on a suppliers located solely in Armenia. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance. We note your risk factor that your supply chain may be impacted by recent turmoil related to the Second
         Nagorno-Karabakh War. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Because our business is highly concentrated on a single, discretionary product category, food seasonings, we are vulnerable to changes in co, page 13

3. We note your risk factor indicating that inflation could affect consumer purchases of discretionary items. Please update both this risk factor and your Management's Discussion and Analysis if recent inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.
Critical Accounting Policies
Revenue Recognition, page 49

4. We note your revenue recognition policy disclosed on pages 49 and F-7; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC
         606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. In this regard, the information should be specific to the company and avoid the use of boilerplate language. Please revise as necessary. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Khachatur Mkrtchyan
LEGEND SPICES, INC.
April 28, 2023
Page 3

       You may contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameKhachatur Mkrtchyan
                                                          Division of
Corporation Finance
Comapany NameLEGEND SPICES, INC.
                                                          Office of
Manufacturing
April 28, 2023 Page 3
cc:       Bill Macdonald
FirstName LastName